09056198

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37112

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Symetra Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 108th Avenue N.E., Suite 1200
(No. and Street)

Bellevue (City) | Washington (State) | 98004-5135 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LeeAnna K. Glessing 425-256-6302
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Suite 3500 (Address) | Seattle (City) | WA (State) | 98104 (Zip Code)

SEC Mail Processing Section
MAR 03 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LeeAnna K. Glessing, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Symetra Investment Services, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DONNA HUBBARD NOTARY PUBLIC STATE OF WASHINGTON COMMISSION EXPIRES 08-01-11

Signature

Assistant Vice President/Treasurer/Financial Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Symetra Investment Services, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Financial Statements and Supplemental Information Under Rule 17a-5 of the Securities and Exchange Commission

Year Ended December 31, 2008

Contents

Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, Wa 98104-4086

Main tel: +1 206 621 1800
www.ey.com

ERNST & YOUNG

Report of Independent Registered Public Accounting Firm

The Board of Directors
Symetra Investment Services, Inc.

We have audited the accompanying statement of financial condition of Symetra Investment Services, Inc. (a wholly owned subsidiary of Symetra Financial Corporation) (the Company) as of December 31, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Symetra Investment Services, Inc. at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 24, 2009

Symetra Investment Services, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Statement of Financial Condition

December 31, 2008

Assets	
Cash and cash equivalents	$ 5,871,066
Cash – restricted *(Note 3)*	131,496
Investments owned, at fair value *(Note 2)*	1,494,454
Accrued interest income	7,709
Concessions receivable:	
Affiliates	84,286
Non-affiliates	406,878
Advisory fees receivable	377,990
Accounts receivable – other	17,914
Prepaid expenses and other assets	411,313
Receivable from parent for income taxes	76,264
Total assets	$ 8,879,370
Liabilities and stockholder's equity	
Liabilities:	
Commissions payable:	
Affiliates	$ 74,578
Non-affiliates	483,184
Advisory fees payable	280,539
Accounts payable:	
Affiliates	440,312
Non-affiliated funds	19,292
Other	12,136
Deferred income tax *(Note 7)*	16,730
Total liabilities	1,326,771
Commitments and contingencies (*Note 9*)	
Stockholder's equity:	
Common stock, $.10 par value:	
Authorized shares – 50,000,000	
Issued and outstanding shares – 50,000	5,000
Additional paid-in capital	7,636,300
Accumulated deficit	(88,701)
Total stockholder's equity	7,552,599
Total liabilities and stockholder's equity	$ 8,879,370

See accompanying notes.

Symetra Investment Services, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Statement of Operations

Year Ended December 31, 2008

Revenues	
Dealers' concession income:	
Annuity products:	
Affiliates	$ 2,818,139
Non-affiliates	3,709,470
Life products:	
Affiliates	136,221
Non-affiliates	210,983
Mutual funds:	
Life bundled products	1,022,232
Non-affiliates	4,815,328
Advisory fees	1,849,520
Interest income	216,820
Net unrealized gain on investments owned	5,802
Other revenues	69,408
Total revenues	14,853,923
Expenses	
Commissions:	
Annuity products:	
Affiliates	2,469,320
Non-affiliates	3,257,407
Life products:	
Affiliates	96,855
Non-affiliates	163,577
Mutual funds:	
Life bundled products	877,135
Non-affiliates	3,750,843
Advisory fee expense	1,376,899
Personnel expenses	1,783,108
Other administrative expenses	1,635,980
Total expenses	15,411,124
Loss before income tax benefit	(557,201)
Income tax benefit *(Note 7)*	(188,084)
Net loss	$ (369,117)

See accompanying notes.

Symetra Investment Services, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings/ Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2008	$ 5,000	$ 7,636,300	$ 280,416	$ 7,921,716
Net loss	–	–	(369,117)	(369,117)
Balance at December 31, 2008	$ 5,000	$ 7,636,300	$ (88,701)	$ 7,552,599

See accompanying notes.

Symetra Investment Services, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Statement of Cash Flows

Year Ended December 31, 2008

Operating activities	
Net loss	$ (369,117)
Adjustments to reconcile net loss to net cash used in operating activities:	
Net unrealized gain on investments owned	(5,802)
Deferred income tax expense	710
Net discount accretion on investments owned	(9,810)
Notes receivable forgiven	18,700
Changes in operating assets and liabilities:	
Cash – restricted	12,815
Accrued interest income	7,720
Concessions receivable:	
Affiliates	33,239
Non-affiliates	219,162
Advisory fees receivable	26,350
Accounts receivable – other	(13,435)
Receivable from clearing organization	5,668
Prepaid expenses and other assets	(202,338)
Commissions payable:	
Affiliates	(26,889)
Non-affiliates	(105,287)
Advisory fees payable	(10,525)
Accounts payable:	
Affiliates	112,884
Non-affiliated funds	(34,931)
Other	(42,730)
Payable to Parent for income taxes	(145,015)
Net cash used in operating activities	(528,631)
Investing activities	
Proceeds from maturity and paydowns of investments owned	457,201
Purchase of investments owned	(827,000)
Net cash used in investing activities	(369,799)
Net decrease in cash and cash equivalents	(898,430)
Cash and cash equivalents at beginning of year	6,769,496
Cash and cash equivalents at end of year	$ 5,871,066

See accompanying notes.

1. Organization and Nature of Business

Symetra Investment Services, Inc. (the Company) is a wholly owned subsidiary of Symetra Financial Corporation (the Parent). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and an investment advisor registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company acts as a full-line general securities broker-dealer, including the retail distribution of securities created and underwritten by affiliated and non-affiliated companies. The Company also acts as the distributor of a mutual fund bundled program managed by Symetra Life Insurance Company (Symetra Life). The Company provides investment advisory services and offers a proprietary wrap-fee program.

Symetra Life, Symetra Securities, Inc. (SSI), and Symetra Services Corporation (SSC) (collectively, the Affiliates) are all wholly owned subsidiaries of the Parent.

The issuance and management of securities by Symetra Life and SSI could be affected by changes in their economic or regulatory environment. It is reasonably possible that these changes could negatively impact the Company's future ability to generate concession income.

2. Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles, which require management to make certain estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash includes cash on hand and on deposit in banks and other financial institutions, which may be in excess of Federal Deposit Insurance Corporation insurance limits. The Company defines cash equivalents as short-term investments with original maturities of three months or less.

2. Significant Accounting Policies (continued)

Concessions, Commissions, and Asset-Based Fees

Dealers' concession income and commission expense are recorded on the trade date for variable life and annuity products, as well as for mutual fund products.

Asset-based fee income is recognized monthly based on the calendar quarter-end asset value.

Interest Income

Interest income is earned from the underlying investments owned and is accounted for on an accrual basis. Discount accretion on investments owned is amortized over the life of the bond using the effective interest rate method and reflected in the statement of operations as an increase to interest income.

Investments Owned

Investments owned are comprised of mortgage-backed bonds carried in the accompanying statement of financial condition at fair value, as determined by a pricing service, which uses information with respect to transactions in bonds, quotations from bond dealers, market transactions in comparable securities, and various relationships between securities in determining value. Unrealized gains and losses on investments owned are recognized currently in the statement of operations. The discount accretion earned and the premium amortized on investments are $10,244 and $434, respectively, for the year ended December 31, 2008. The bonds mature January 15, 2025 and September 15, 2038, respectively.

Income Taxes

The Company is included in the Parent's consolidated federal income tax return with other non-life insurance entities. A tax allocation agreement has been entered into by the Company and all other non-life insurance entities with the Parent. The allocation is based upon separate return calculations. The Company may receive current credit for net losses, if any, as such losses offset taxable income of other members of the non-life insurance group. The provision for federal income taxes is based on amounts determined to be payable as a result of operations within the current accounting period. Intercompany tax balances are settled quarterly.

2. Significant Accounting Policies (continued)

Income taxes have been provided using the liability method in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes* (SFAS No. 109). The provision for income taxes has two components: amounts currently payable or receivable and deferred income taxes. The deferred income taxes are calculated on the basis of the difference between book value and valuation for tax purposes of the appropriate assets and liabilities. Deferred tax assets are recognized only to the extent that it is probable that future tax profits will be available. A valuation allowance is established when deferred tax assets cannot be recognized.

Recent Accounting Pronouncements

Fair Value Measurements

On January 1, 2008, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements* (SFAS No. 157). SFAS No. 157, a revised definition of fair values, establishes a framework for measuring fair value and expands financial statement disclosure requirements for fair value information. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (an "exit price"). This Statement establishes a three-level fair value hierarchy that distinguishes between inputs based on market data from independent sources ("observable inputs") and a reporting entity's internal assumptions based upon the best information available, when external market data is limited or unavailable ("unobservable inputs"). The fair value hierarchy in SFAS No. 157 prioritizes fair value measurements into three levels based on the nature of the inputs. Quoted prices in active markets for identical assets or liabilities have the highest priority ("Level 1"), followed by observable inputs other than quoted market prices, including prices of similar but not identical assets or liabilities ("Level 2"), and unobservable inputs, including the reporting entity's estimates of the assumptions that market participants would use, having the lowest priority ("Level 3"). The adoption of SFAS No. 157 did not have an impact on the financial statements of the Company.

As of December 31, 2008, all of the Company's investments subject to SFAS No. 157 financial statement disclosure requirements are considered Level 2.

3. Cash – Restricted

As of December 31, 2008, cash of $11,495 has been segregated in two special bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the SEC. In addition, restricted cash includes $120,001 on deposit with clearing firms.

4. Notes Receivable

The Company issued promissory notes to registered representatives in 2002 and were forgiven provided the registered representatives reached the minimum production levels as outlined in the respective promissory note agreement. Each promissory note was secured by any and all income owed to each individual by the Company or any of the income owned by the Company's affiliates. The Company had $0 outstanding at December 31, 2008. The minimum production levels were adequate to forgive the notes. The notes receivable forgiven during 2008 were $18,700.

5. Payable to Non-Affiliated Funds

Accounts payable to non-affiliated funds include amounts to be invested in non-affiliated mutual funds for customer purchases of mutual fund shares. Cash to be invested is segregated in the special account for the exclusive benefit of customers.

6. Related-Party Transactions

Life Bundled Products

The Company acts as the broker-dealer distributor for certain Symetra Life bundled programs for which concession income is recorded by the Company. The Company pays selling broker-dealers commissions pursuant to broker-dealer selling agreements and also acts in the capacity of a selling broker-dealer.

6. Related-Party Transactions (continued)

Expense Allocations and Other Disbursements

The Company, in the normal course of business, is charged by the Parent or Symetra Life for its share of operating, administrative, and personnel expenses paid during the year on its behalf. Total amounts allocated during the year under the expense allocation and disbursement arrangements were $92,054 from the Parent and $2,622,642 from Symetra Life. At December 31, 2008, amounts due to the Parent, SSC, and Symetra Life were $10,274, $3,486, and $426,552, respectively.

7. Income Taxes

The Company files income tax returns in the U.S. federal and various state jurisdictions. The Company's federal income tax returns have been examined and closing agreements have been executed with the Internal Revenue Service, or the statute of limitations has expired, for all tax periods through December 31, 2003. The Internal Revenue Service is in the process of auditing the Company's return for the tax year ended July 31, 2004, filed in consolidation with its former parent, Safeco Corporation. To date, no significant tax issues or proposed adjustments have been raised by the examiners. For the period August 1, 2004 to December 31, 2004, the Company's tax return is currently not subject to an Internal Revenue Service audit and the statute of limitations has expired. The Company is not currently subject to any state income tax examinations.

Income tax expense for the year ended December 31, 2008, consisted of the following:

Current income tax (benefit) expense:	
Federal	$ (194,019)
State	5,225
Total current income tax benefit	(188,794)
Deferred income tax expense:	
Federal	710
State	–
Total deferred income tax expense	710
Total income tax benefit	$ (188,084)

7. Income Taxes (continued)

Differences between income taxes computed by applying the U.S. federal income tax rate of 35% to the loss before income taxes and the income tax benefit were as follows:

Loss before income taxes	$ (557,201)	
Computed "expected" tax benefit	(195,020)	35.00%
Meals and entertainment	3,540	(0.64)
State income tax	3,396	(0.61)
Income tax benefit	$ (188,084)	33.75%

The Company uses the liability method of accounting for income taxes in accordance with SFAS No. 109, under which deferred income tax assets and liabilities are determined based on the differences between their financial reporting and tax bases and are measured using the enacted tax rates. The tax effects of temporary differences which gave rise to the deferred income tax assets and deferred income tax liabilities at December 31, 2008, were as follows:

Total deferred income tax assets	$ –
Deferred income tax liabilities:	
Prepaid insurance	(8,067)
Unrealized loss on investments	(5,991)
Bond accrual	(2,672)
Total deferred income tax liability	(16,730)
Net deferred income tax liability	$ (16,730)

The Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, on January 1, 2007. As of December 31, 2008, the Company does not have any unrecognized tax benefits.

8. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital equivalent to the greater of $100,000 or one-fifteenth of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2008, the Company had net capital of $5,968,529, which was $5,868,529 in excess of its required net capital of $100,000. The ratio of aggregate indebtedness to net capital was 21.81%. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

9. Commitments and Contingencies

Because of the nature of its business, the Company is subject to legal actions filed or threatened in the ordinary course of its business operations. Management does not believe that such litigation will have a material adverse effect on the Company's financial condition, future operating results, or liquidity.

The Company has not been subject to any threatened litigation or legal actions for the year ended December 31, 2008.

Supplemental Information

Symetra Investment Services, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2008

Computation of net capital	
Total stockholder's equity and regulatory capital	$ 7,552,599
Less: Non-allowable assets	(1,402,354)
Add: Other additions and/or allowable credits	5,991
Net capital before haircut	6,156,236
Less: Haircut on investments	(187,707)
Net capital	$ 5,968,529
Aggregate indebtedness	$ 1,302,032
Computation of basic net capital requirement	
Minimum net capital required	$ 100,000
Excess net capital	$ 5,868,529
Ratio of aggregate indebtedness to net capital	21.81%

Note: The differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2008, Part II FOCUS filing are as follows: net capital is $112,592 lower and excess net capital is $112,592 lower than the unaudited December 31, 2008, FOCUS report filing.

Symetra Investment Services, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Schedule II
Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2008

The Company does not carry customer accounts and is exempt from provisions of Rule 15c3-3 under paragraph (k)(2)(i) and (k)(2)(ii) of that rule.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, Wa 98104-4086

Main tel: +1 206 621 1800
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Symetra Investment Services, Inc.

In planning and performing our audit of the financial statements of Symetra Investment Services, Inc. (a wholly owned subsidiary of Symetra Financial Corporation) (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 24, 2009

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Symetra Investment Services, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)
Year Ended December 31, 2008